CHINA MEDIA GROUP CORPORATION
February 13, 2008
Larry Spirgel, Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Dear Mr. Spirgel:
Re:	China Media Group Corporation Post-Effective Amendments No. 6 for Form SB-2 on Form S-1 File No. 333-141381, Filed on February 5, 2008

On behalf of the registrant, as agent for service, I hereby respectfully request acceleration of the effective date of the above-referenced Post-Effective Amendment No.6 to Form SB-2 on Form S-1 to Wednesday, February 13, 2008, or as soon thereafter as practicable. There has been no distribution of the preliminary prospectus. The registrant is aware of its obligations under the Securities Act of 1933.

The registrant acknowledges that:
*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
*

the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Your attention to this matter is appreciated.
Yours faithfully,
For and on behalf of
China Media Group Corporation

/s/ Con Unerkov
-------------------------
Con Unerkov, President
cc. Paul Fischer, Esq.